SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: March 2008
Commission File Number: 000-31815
HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)
5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT LIST

Exhibit	Description

99.1	Hydrogenics Corporation Proxy Circular

99.2	Hydrogenics Corporation Form of Proxy

99.3	Hydrogenics Corporation Notice of Annual Meeting of Shareholders

99.4	Invitation to Shareholders

99.5	Request for Financial Statements and Electronic Consent — Registered Holders

99.6	Request for Financial Statements and Electronic Consent — Non-Registered Holders

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008
HYDROGENICS CORPORATION
	By:	/s/ Lawrence E. Davis
		Name:	Lawrence E. Davis
		Title:	Chief Financial Officer